LIMITED LIABILITY COMPANY AGREEMENT
OF
VITELLUS LLC

This LIMITED LIABILITY COMPANY AGREEMENT of Vitellus LLC, a limited liability company organized under the laws of the State of Delaware (the "Company") is entered into effective as of February 1, 2017 (the "Agreement") by and among the Company and the Persons signing this Agreement as Members. The names of the Members are set forth on Exhibit A attached hereto, as amended from time to time (the "Schedule of Members"). Capitalized terms used in this Agreement but not defined elsewhere in this Agreement shall have the meanings indicated in Article I.

W I T N E S S E T H:

WHEREAS, the Company and the Members desire to provide for the regulation and establishment of the affairs of the Company, the conduct of its business and the relations between the undersigned.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Affiliate" means any Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with another Person. For purposes of this Agreement, the term "controls" and the phrases "controlled by" and "under common control with" or any variation thereof includes the power to direct the management and policies of such Person (by contract or otherwise).

"Bankruptcy" means with respect to any Person, (i) the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above; or (ii) without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency, or similar Law, or the filing of any such petition against such Person which petition shall not be dismissed or stayed within thirty (30) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed or stayed within thirty (30) days.

"Bipartisan Budget Act of 2015" means Pub. L. No. 114-74 (2015).

"Board of Directors" means the Board of Directors of the Company as constituted in accordance with Article V.

"Capital Account" means a capital account maintained for each Member in accordance with Section 7.03 and Exhibit B and the principles and requirements set forth in Section 704(b) of the Code.

"Capital Contribution" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to, and accepted by, the Company with respect to the interest in the Company held by such Person.

"Certificate of Formation" means the Certificate of Formation of the Company, as filed with the Secretary of State of the State of Delaware on February 1, 2017, as the same may be amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"Confidential Information" means non-public, proprietary or confidential information that is labeled as such or should reasonably be understood by the recipient to be confidential, and includes trade secrets, research and development, methods of operations, analytical processes, software, source codes, inventions, databases, other technology, designs and other intellectual property, consulting techniques, processes, formulae, methods and methodologies for analyzing data, information concerning finances, investments, projections, profits, strategies, pricing, costs, products, services, service providers, vendors, customers' identities and needs, employees, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals, in whatever form or media, of the disclosing party and/or any third party that has disclosed or provided any of same to the disclosing party on a confidential basis; provided, that Confidential Information shall not include any information that is (a) generally known to the industry or the public other than as a result of the recipient's breach of this Agreement, (b) made legitimately available to a recipient by a third party without breach of any confidentiality obligation or (c) is developed by such recipient without use of Confidential Information.

"Cumulative Tax" means, with respect to a Member for all relevant periods or portions thereof beginning on the Effective Date and ending on the last day of the most recent relevant period, an amount equal to the product of (x) the Tax Rate and (y) the excess, if any, of aggregate items of Taxable income and gain allocated (or the Company expects to allocate) to such Member for U.S. federal income tax purposes for all periods or portions thereof, over the aggregate items of Taxable deduction and loss allocated (or the Company expects to allocate) to such Member for U.S. federal income tax purposes for all such periods or portions thereof.

"Deemed Liquidation Event" means any of the following events:

(a)   a merger, consolidation or statutory share/equity interest exchange to which the Company or a subsidiary thereof is a constituent party and pursuant to which it issues ownership interests to any Person (other than the Members (as constituted immediately prior to such transaction)), and following which the Members (as constituted immediately prior to such transaction) will not own a majority of the voting power of the surviving or resulting entity or the parent thereof;

(b)   the sale, exchange, lease, transfer, exclusive license or other disposition of all or a majority (by value, as determined by the Board of the Directors) of the assets of the Company and its subsidiaries, taken as a whole, whether occurring as part of a single transaction or a series of related transactions, or the disposition (and whether by merger or otherwise), except where such sale, exchange, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of such Person; or

(c)   a transaction or series of transactions pursuant to which any Person(s) acting together (other than the Members as constituted immediately prior to such transaction) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended, or any successor provisions thereto), directly or indirectly, of securities more than fifty percent (50%) of (in the case of the Company) the Interests.

"Delaware Act" means the Delaware Limited Liability Company Act, Del. Code Ann. tit. 6 §§ 18-101, *et seq*., as amended from time to time.

"Director" means a member of the Board of Directors of the Company.

"Distributable Cash" means, with respect to a given Fiscal Year, all cash, revenues and funds received by the Company from Company operations during such Fiscal Year, minus the sum of the following to the extent paid or set aside by the Company in such Fiscal Year: (a) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (b) all cash expenditures incurred incident to the normal operation of the Company's business; and (c) such reserves as are deemed reasonably necessary by the Board of Directors to the proper operation of the Company's business.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

"GAAP" shall mean U.S. generally accepted accounting principles as in effect from time to time.

"Initial Capital Contribution" means, with respect to the Initial Members, the initial contribution to the capital of the Company to be made by the Initial Members pursuant to this Agreement as set forth on Exhibit A attached hereto.

"Initial Members" means Jesse Prince and Leonardo Sessa.

"Interests" means the limited liability company interests issued by the Company to the Members in accordance with this Agreement with such name and having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. The number of Interests held by each Member is as set forth on Exhibit A attached hereto. For the sake of clarity, the Interests shall constitute "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Delaware Act.

"Liquidation Event" means a liquidation, dissolution, cessation of all or substantially all of the business of the Company and its subsidiaries taken as a whole or other winding up of either the Company or the Company and its subsidiaries taken as a whole.

"Members" means those Persons made parties hereto and such other members as may from time to time be admitted to the Company who hold Interests upon such terms and conditions as are provided in this Agreement, and shall have the same meaning as the term "member" under the Act, but does not include any Person who has ceased to be a Member of the Company.

"Net Profits" and "Net Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code § 703(a)(1) shall be included in taxable income or loss), with the adjustments set forth in Part B of Exhibit B.

"Percentage Interest" means, with respect to any Member as of any date, the ratio (expressed as a percentage) of the number of Interests held by such Member on such date to the aggregate number of Interests held by all Members on such date. The Percentage Interest of each Member is as set forth on Exhibit A attached hereto. The combined Percentage Interests of all Members shall at all times equal 100%.

"Person" means any natural individual, company, government or political subdivision, agency, or instrumentality of a government, corporation, association, partnership, limited liability company, firm, joint venture or trust or any other entity of any kind. When two or more Persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a Person for purposes of this definition.

"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (a) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign) (each, a "Tax Authority"), (b) any liability for the payment of any amounts of the type described in

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clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

"Tax Rate" means, for any Tax year, the highest tax rate applicable to a Person residing in New York City taking into account local, state, and federal Taxes, as determined by the Board of Directors in good faith.

"Treasury Regulations" means the temporary and final regulations promulgated under the Code in effect as of the date of filing the Certificate of Formation and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

ARTICLE II
FORMATION OF COMPANY

Section 2.01. Formation. The Company was formed as a limited liability company under the Delaware Act by the filing of its Certificate of Formation with the Secretary of State of the State of Delaware on February 1, 2017. Such filing by Leonardo Sessa, as an "authorized person" within the meaning of the Delaware Act (the "Authorized Person"), is hereby approved, ratified and confirmed in all respects.

ARTICLE III
BUSINESS OF COMPANY

Section 3.01. Registered Office and Registered Agent. The address of the initial registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The initial registered agent of the Company for service of process at such address is the Corporation Trust Company. The registered agent may be changed from time to time by amending the Certificate of Formation pursuant to the Delaware Act.

Section 3.02. Principal Office and Overseas Address. The principal office of the Company, and such additional offices and/or addresses as the Board of Directors may determine to establish, shall be located at such place or places inside or outside the State of Delaware as the Board of Directors may determine from time to time.

Section 3.03. Duration. The term of the Company commenced on the date of filing of the Certificate of Formation with the Secretary of State of the State of Delaware and shall be perpetual, unless the Company is dissolved pursuant to this Agreement or the Delaware Act.

Section 3.04. Purpose. The purposes of the Company shall be (a) to engage in technology development and real-estate related funding and acquisition related activities, (b) to engage in such other activities as are permitted by law and approved by the Board of Directors and (c) to engage in any and all activities necessary, convenient, desirable or incidental to any of the foregoing.

ARTICLE IV
MEMBERS

Section 4.01.   Initial Members' Names and Addresses.   The names and addresses of the Initial Members are set forth on Exhibit A attached hereto.

Section 4.02.   Power of Members; Members not Agents.

(a)   The Members shall have no rights with respect to the management of the Company (which, pursuant to Article V, is vested with the Board of Directors) other than such rights or powers granted to the Members pursuant to the express terms of this Agreement or as required by the Delaware Act.

(b)   Unless specifically authorized by the Board of Directors or the terms of this Agreement or required under the Delaware Act, no Member, acting solely in the capacity as a Member, shall be an agent of the Company and no Member, acting solely in the capacity as a Member, shall have the right to take part in the management of the Company, transact any business on behalf of the Company, bind or execute any instrument on behalf of the Company or render the Company liable for any purpose.

Section 4.03.   Meetings of Members.

(a)   General.   Meetings of Members shall be held at a date, time and place either within or without the State of Delaware if and as may be decided and designated by the Members at a meeting of the Members from time to time.   In addition, special meetings of Members, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting may be called at any time by any Member.

(b)   Notice of Meetings.   A written notice of any meeting of Members shall be given to each Member which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.   Unless otherwise provided by law, the written notice of any meeting shall be given at least twenty-four (24) hours before the date of the meeting to each Member.   Any notice shall be delivered personally or by mail, email or facsimile.   Notice of a meeting need not be given to any Member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior to its commencement, the lack of notice to such Member.   All such waivers, consents and approvals shall be filed with the Company records or made a part of the minutes of proceedings of the Members.

(c)   Adjournments.   Any meeting of Members, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Members may transact any business which might have been transacted at the original meeting.   If the adjournment is for

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more than twenty-four (24) hours, a notice pursuant to Section 4.03(b) of the adjourned meeting shall be given to each Member.

(d)   Quorum and Vote Required for Action.   At each meeting of Members, except where otherwise provided by law, the presence of Members holding a majority of the issued and outstanding Interests (present in person or represented by a duly authorized representative or by proxy) shall constitute a quorum for the transaction of business, and every act or decision done or made with the approval of Members holding at least a majority of the issued and outstanding Interests (present in person or represented by a duly authorized representative or by proxy), shall be the act of the Members. In the absence of a quorum of the Members, any Member present or represented may adjourn such meeting from time to time in the manner provided by Section 4.03(c) until a quorum shall be so present or represented.

(e)   Organization.   Any meeting of Members shall be presided over by a chairman chosen at the meeting. The chairman of the meeting may appoint any person to act as secretary of the meeting for purposes of taking minutes of the meeting.

(f)   Proxies.   Each Member entitled to vote may authorize another Person or Persons to act for such Member by proxy to vote at a meeting of Members or to express consent or dissent to action in writing without a meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Member may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Company.

(g)   Participation in Meetings by Conference Telephone Permitted.   Unless otherwise restricted by this Agreement, Members entitled to vote or their duly authorized representatives or proxies may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 4.03(g) shall constitute presence in person by such Member at such meeting.

Section 4.04.   Written Consent of Members in Lieu of Meeting.   Any action that the Members may take at a meeting of the Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the Members and delivered to the Company.

Section 4.05   Uncertificated Interests.   The Interests shall be uncertificated and record ownership thereof shall be as set forth on Exhibit A attached hereto.

Section 4.07.   Financial and Other Information.   The Company shall afford to and permit the Members and their respective representatives, upon reasonable notice and in such manner as will not unreasonably interfere with the conduct of the Company's business or jeopardize the ability of the Company to assert successfully attorney-client privilege, reasonable access to their respective properties, books, contracts, commitments and records (including information regarding any pending or threatened claims, suits, actions, proceedings, arbitrations or investigations to which the Company is, or reasonably expects to be, a party) and to discuss the business, affairs, finances, regulatory status and other matters related to the Company with representatives of the Company.

Section 4.08   Priority and Return of Capital.   Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member, either for the return of Capital Contributions or for Net Profits, Net Losses, or distributions; provided, that this Section 4.08 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company in accordance with this Agreement.

Section 4.09.   Waiver of Action for Partition.   Each Member irrevocably waives during the term of this Agreement any right that it may have to maintain any action for partition with respect to the property of the Company.

Section 4.10.   Distributions on Liquidation.   The Company shall not have the power to effect or consent to a Liquidation Event or Deemed Liquidation Event unless the agreement for such transaction provides that the consideration payable to the Members shall be allocated in accordance with Section 8.01(b) (both at the consummation of the Liquidation Event or Deemed Liquidation Event and as a result of the release of funds from escrow, the payment of any earn-out or other contingent consideration, or otherwise).   The amount deemed paid or distributed to the Members upon any Liquidation Event or Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such Members by the Company or the acquiring Person, as the case may be.

Section 4.11.   Death or Disability.   In the event of (x) the death of a Member or (y) long term disability of a Member that will, or is reasonably expected to, last more than 180 days in which the Member will not be able to reasonably fulfill the reasonable expectations of the job, all the affected Interests shall cease to have any or all voting rights hereunder, and all references to "voting" or to the approval or consent of the affected Member hereunder shall be interpreted to disregard the affected Member.

Section 4.12.   Bankruptcy.   In the event of a Bankruptcy of a Member, the other Member shall have the right to purchase all of the Interests of the Bankrupt Member for an amount equal, in the aggregate, the Capital Contributions of the Bankrupt Member.

ARTICLE V
BOARD OF DIRECTORS; OFFICERS

Section 5.01.   Generally.   Subject to the provisions of the Certificate of Formation, this Agreement, and the Delaware Act:

(a)   all the business, property, and affairs of the Company shall be managed and all powers of the Company shall be exercised by or under the direction of the Board of Directors, the members of which shall constitute the "managers" of the Company for all purposes of, and within the meaning set forth in, the Delaware Act; and

(b)   unless such authority is granted by the Board of Directors to an individual Director, no Director acting alone in his capacity as a director or manager shall be an agent of the Company, and no Director acting alone in his capacity as a director or manager is authorized to bind or execute any instrument on behalf of the Company or render the Company liable for any purpose.

Section 5.02. Board of Directors.

(a)   Authority. The Board of Directors shall, subject to the limitations set forth below, have the authority to exercise all such powers of the Company and do all such lawful acts and things as may be done by the managers of a limited liability company under the Delaware Act.

(b)   Number of Directors. The number of Directors shall initially be two (2), which number may be increased or decreased by the Members from time to time pursuant to a vote or written consent in accordance with Article IV.

(c)   Appointment and Replacement of Directors; Initial Directors.

(i)   The Directors shall be appointed by the Members in accordance with Section 4.03 or 4.04, as applicable.   By entering into this Agreement, the Initial Members hereby specifically acknowledge and agree that Jesse Prince and Leonardo Sessa shall be the initial Directors of the Company. Each Director shall serve on the Board until his or her successor is duly appointed and qualified or until his or her earlier death, resignation or removal.

(ii)   Vacancies and newly created positions on the Board of Directors resulting from any increase in the authorized number of Directors shall be filled by the Members in accordance with Section 4.03 or 4.04, as applicable.

(iii)   Any Director may resign from the Board at any time by delivering written notice of his/her resignation to the Board of Directors. Such resignation shall be effective upon the date specified in the written notice or if no time is specified therein, immediately upon its receipt, and unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective. The Members may remove any Director at any time for any reason,

(d)   Compensation. No Director is entitled to any compensation or reimbursement of expenses for serving as a Director.

Section 5.03. Meetings of the Board of Directors.

(a)   General. Meetings of the Board of Directors may be called by any Director of the Company. Meetings of the Board of Directors may be held at any place that has been designated in the notice of the meeting or at such place as may be approved by the Board of Directors.

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(b)   Notice of Meetings. All meetings shall be held upon twenty-four (24) hours' prior notice delivered personally or by mail, telephone, email or facsimile. A notice need not specify the purpose of the meeting. Notice of a meeting need not be given to any Director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior to its commencement, the lack of notice to such Director. All such waivers, consents and approvals shall be filed with the Company records or made a part of the minutes of proceedings of the Board of Directors.

(c)   Adjournments. Any meeting of the Board of Directors may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Directors may transact any business which might have been transacted at the original meeting. If the adjournment is for more than twenty four (24) hours, a notice pursuant to Section 5.03(b) of the adjourned meeting shall be given to each Director.

(d)   Quorum and Vote Required for Action. All of the authorized number of Directors constitutes a quorum of the Board of Directors for the transaction of business, and every act or decision done or made with the approval of all the Directors present at a meeting duly held at which a quorum is present shall be the act of the Board of Directors.

(e)   Organization. Any meeting of the Board of Directors shall be presided over by a chairman chosen at the meeting. The chairman of the meeting may appoint any person to act as secretary of the meeting for purposes of taking minutes of the meeting.

(f)   Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by this Agreement, Directors may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 5.03(f) shall constitute presence in person by such Director at such meeting.

(g)   Written Consent of Directors in Lieu of Meeting. Any action that the Directors may take at a meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the Directors.

(h)   Attendance by Conference Telephone. Directors may participate in any regular or special meeting of the Board of Directors by means of conference telephone or teleconference, or any similar means of communications through which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 5.04. Officers.

(a)   Appointment. The Board of Directors may appoint officers of the Company at any time and from time to time, including without limitation a Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary. The officers shall serve at the pleasure

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of the Board of Directors, which may remove an officer with or without cause, subject to the rights, if any, of an officer under any contract of employment. An officer may resign at any time, subject to the rights, if any, of the Company under any contract of employment, and in such event the Board of Directors may appoint a successor. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors as permitted or authorized in this Agreement.

(b)   Compensation. No officer shall be entitled to compensation for providing management or other services to the Company, except as approved by the Board of Directors or as provided in any employment contract between such person and the Company.

Section 5.05. Limited Liability. No Member, Director or officer shall have any liability under this Agreement or under the Delaware Act except as provided herein or as required by the Delaware Act. Except as required by the Delaware Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise (including without limitation those arising as a member, owner, or shareholder of another Person), shall be solely the debts, obligations, and liabilities of the Company, and no Member, Director or officer shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member, Director or officer of the Company. Each Member shall be liable to the Company for his or its Initial Capital Contribution and any additional Capital Contributions which such Member may become expressly obligated to make to the Company and as may otherwise be required pursuant to the Delaware Act. No Member, Director or officer shall be liable for any debts, obligations, or liabilities, whether arising in contract, tort or otherwise, of any other Member, Director or officer. No Member, Director or officer shall be required to loan the Company any funds.

Section 5.06. Devotion of Time. No Member, Director or officer is obligated to devote all of its or his time or business efforts to the affairs of the Company, but shall devote such time, effort, and skill as he or she deems appropriate for the operation of the Company.

Section 5.07. Indemnity of Directors and Officers.

(a)   No Director or officer or the Authorized Person shall be liable to the Company or the Members for any act or omission based upon errors of judgment, negligence, or other fault, or any breach of any fiduciary duty as a Director or officer or authorized person, in connection with the business or affairs of the Company unless the Director or officer or Authorized Person would not be entitled to indemnification for such action, failure to act, or breach under Section 5.07(b) were the Director or officer or Authorized Person to seek indemnification thereunder.

(b)   (i)   The Company shall indemnify to the fullest extent permitted by law any Director or officer or the Authorized Person, and the testator or intestate of any such Director or officer or Authorized Person made or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the Director or officer or Authorized Person served the Company; provided that no indemnification or reimbursement shall be made to or on behalf of any Director or officer or Authorized Person to the extent that a final judgment

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or other final adjudication binding upon the Director or officer or Authorized Person establishes that the acts or omissions of the Director or officer or Authorized Person resulted from the gross negligence, bad faith fraud, or willful misconduct of the Director or officer or Authorized Person. Expenses, including attorneys' fees, incurred by the Director or officer or Authorized Person in defending any such action, suit, or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of any undertaking of the Director or officer or Authorized Person to repay such expenses if it shall ultimately be determined that the Director or officer or Authorized Person is not entitled to be indemnified by the Company. In case any such action, suit, or proceeding shall be brought against the Director or officer or Authorized Person, the Director or officer or Authorized Person shall notify the Company of the commencement thereof, and the Company shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof.

(ii) The rights provided to any Director or officer or Authorized Person by this Section 5.07(b) shall be enforceable against the Company only by such Director or officer or Authorized Person, or the testator or intestate of such Director or officer or Authorized Person, who shall be presumed to have relied upon it in serving or continuing to serve as a Director or officer. The Members will notify each Director or officer or Authorized Person entitled to indemnification under this Section 5.07(b) of any amendment to this provision, and no such amendment shall impair the rights of any Director or officer or Authorized Person arising at any time with respect to events occurring prior to such statement.

(iii) The indemnification and reimbursement of expenses provided in this Section 5.07(b) shall not be deemed exclusive of any other rights to which a Director or officer or Authorized Person seeking indemnification or reimbursement of expenses may be entitled under any other instrument or by reason of any other action or otherwise. However, the indemnification and reimbursement of expenses so provided by this Section 5.07(b) shall be available only to the extent that indemnification or reimbursement is unavailable to such Director or officer or Authorized Person under any applicable policy of insurance or otherwise.

ARTICLE VI
CERTAIN RIGHTS AND OBLIGATIONS OF MEMBERS

Section 6.01. No Fiduciary Relation of Members. Except as required under the Delaware Act or otherwise provided herein, (i) the Members shall have no fiduciary relationship between or among themselves solely by reason of their status as Members and (ii) the rights of each of the Members and the Company to sue for matters and claims arising out of or pertaining to this Agreement shall not be dependent upon the dissolution, winding-up or termination of the Company.

Section 6.02. List of Members. Upon written request of any Member, the Company shall provide a list showing the names, addresses and Interests of all Members.

Section 6.03. Confidentiality. No Member shall directly or indirectly, at any time, (i) use any Confidential Information of the Company for any purpose other than in connection with his or its ownership and commercial relationships with the Company or (ii) disclose or make publicly available the Confidential Information of the Company to any Person except in the case of an employee, officer or Director of the Company in the ordinary course of the Company's business. Except as provided in the last clause of the preceding sentence, each Member shall exercise the same standard of care to protect the Company's Confidential Information as such Member uses to protect his or its own proprietary data, which in no event shall be less than reasonable care.

ARTICLE VII
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

Section 7.01. Members' Capital Contributions. The Initial Members shall contribute such cash, property or services as is set forth in Exhibit A hereto as their Initial Capital Contributions.

Section 7.02. Additional Contributions.

(a) Except as set forth in Section 7.01, no Member shall be required to make any Capital Contribution.

(b) The Board of Directors may unanimously determine from time to time that additional Capital Contributions are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification or to meet operating deficits). In such event, the Members shall have the opportunity (but not the obligation) to participate in such additional Capital Contributions, on a *pro rata* basis in accordance with their respective Aggregate Percentage Interests. The Board shall, by unanimous vote, determine whether Interests shall be issued in respect of such Capital Contributions, and if so, the number of Interests to be issued in connection with such Capital Contributions and the other terms thereof. The Board of Directors shall amend Exhibit A to reflect any such additional Capital Contributions.

Section 7.03. Capital Accounts. A separate Capital Account will be maintained for each Member in accordance with this Section 7.03, Section 8.03 and Exhibit B.

(a) Each Member's Capital Account will be increased by (A) such Member's Capital Contributions (net of liabilities secured by such contributed Property that the Company is considered to assume or take subject to under Section 752 of the Code); (B) such Member's distributive share of Net Profits and any items in the nature of income or gain which are specially allocated pursuant to Part D(3) of Exhibit B; and (C) the amount of Company liabilities assumed by such Member or which are secured by any Property distributed to such Member.

(b) Each Member's Capital Account will be decreased by (A) the amount of money distributed to such Member by the Company; (B) the Gross Asset Value of Property distributed to such Member by the Company (net of liabilities secured by such distributed Property that such Member is considered to assume or take subject to under Section 752 of the

Code); (C) such Member's distributive share of Net Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Part D(3) of Exhibit B; and (D) the amount of any liabilities of such Member assumed by the Company.

(c)   In the event of a permitted sale or exchange of Interests in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Interests in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

(d)   Except as otherwise required in the Delaware Act and subject to Sections 7.01 and 7.02, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

ARTICLE VIII
ALLOCATIONS AND DISTRIBUTIONS

Section 8.01. Distributions.

(a)   Within ten (10) days following the end of each quarter of the Company's Tax year (or such other dates as may be appropriate in light of Tax payment requirements), the Company shall make distributions in cash to each Member of an amount equal to the excess, if any, of such Member's Cumulative Tax over the aggregate amounts previously distributed to each Member pursuant to Sections 8.01(a) and 8.01(b) (each, a "Tax Distribution").

(b)   Without prejudice to Section 8.01(a), subject to the remainder of this Article VIII, the Company shall from time to time, upon obtaining approval therefor from the Board of Director, distribute all or any portion of available cash to the Members, as follows: (i) first, to each Member *pari passu* and *pro rata* in respect of such Member's Capital Contributions until such time as all Members have received a return of 100% of their Capital Contributions and (ii) thereafter, to each Member's in accordance with each Member's respective Percentage Interest, *pari passu* and *pro rata*.

Section 8.02. Withholding.

(a)   Each Member hereby authorizes the Company to withhold and to pay over any Taxes payable by the Company or any of its Affiliates that is specifically attributable to a Member (or the status of a Member or the status of the shareholders, partners, or other owners of such Member), including foreign, federal or state withholding Taxes, state personal property taxes, and state unincorporated business taxes. Except as otherwise provided in this Section 8.02, any amount so withheld by the Company with regard to a Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member pursuant to Section 8.01.

(b) If the Company pays an imputed underpayment pursuant to Code Section 6225 (as amended by the Bipartisan Budget Act of 2015), the portion thereof attributable to a Member shall be treated as an amount of tax withheld with respect to such Member pursuant to paragraph (a) above to the extent possible. The Company may elect the alternative set forth in

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Section 6226 (as amended by the Bipartisan Budget Act of 2015) instead of paying an imputed underpayment.

Section 8.03. Allocations of Net Profits and Net Losses. Except as provided in Parts D(1), D(3), and E of Exhibit B, Net Profits and Net Losses (and if necessary, gross items thereof) for each Taxable year shall be allocated among the Members in a manner so as to cause the Capital Account of each Member to equal as nearly as possible (proportionately) the excess of (i) the distributions that would be made to such Member, if, at the time of allocation pursuant to this Section 8.03, the Company sold all of its assets for cash equal to their Gross Asset Values, repaid all of its creditors (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and distributed the proceeds to the Members in accordance with Section 8.01(b) over (ii) such Member's share of "partnership minimum gain" and "partner nonrecourse debt minimum gain" as those terms are defined in the Treasury Regulations.

Section 8.04 Allocations as a result of Transfers. In the event of a Transfer of any Interests during a Taxable year of the Company, in compliance with the provisions of Article XII, then (a) Net Profits, Net Losses, and all other items attributable to the transferred Interests for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such Taxable year in accordance with Code Section 706(d) using any conventions permitted by the Code and selected by the Board in its reasonable discretion, and (b) the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Shares in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(1). Neither the Company nor any Member shall incur any liability for making allocations in accordance with the provisions of this Section 8.04.

ARTICLE IX
ACCOUNTING; REPORTS

Section 9.01. Accounting Period. The Company's accounting period shall be the Fiscal Year.

Section 9.02. Records, Audits and Reports. The Company shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep at its principal place of business the following records:

(a) a current and a past list setting forth the full name and last known business, residence, or mailing address of each Member, both past and present;

(b) a copy of the Certificate of Formation and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any articles of amendment have been executed;

(c) copies of the Company's federal, state, and local income tax returns and financial statements for the three most recent years, or, if such returns or statements were not prepared for any reason, copies of the information and statements provided to, or which should

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have been provided to, the Members to enable them to prepare their federal, state and local tax returns for such period;

(d)   copies of the Company's current effective written Limited Liability Company Agreement and all amendments thereto and copies of any written operating agreements no longer in effect;

(e)   a writing setting forth the amount of cash, if any, and a statement of the agreed value of other property or services contributed by each Member and the times at which or the events upon the happening of which any additional contributions are to be made by each Member;

(f)   other writings, if any, prepared pursuant to a requirement in this Agreement.

Section 9.03. <u>Returns and Other Elections</u>.

(a)   The Board of Directors shall cause the preparation and timely filing of all returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members as soon as practical after the end of the Company's Fiscal Year but in any event prior to the date upon which Federal and State tax returns are required to be filed by Members. All elections permitted to be made by the Company under federal or state laws shall be made by the Board of Directors.

(b)   The Company shall make an election pursuant to Code § 6231(a)(1)(B)(ii) (prior to amendment by the Bipartisan Budget Act of 2015) to have Subchapter C of Chapter 63 of the Code apply to the Company. Leonardo Sessa shall be the tax matters partner of the Company within the meaning of Code § 6231(a)(7) (prior to amendment by the Bipartisan Budget Act of 2015), and such Person shall act in any similar capacity under applicable state, local or foreign law (in such capacity, the "<u>Tax Matters Partner</u>"). The Tax Matters Partner shall take such action as may be reasonably necessary to constitute each of the other Members a "notice partner" within the meaning of Code § 6231(a)(8). The Tax Matters Partner shall notify the other Members in writing of all material matters that come to its attention in its capacity as Tax Matters Partner. The Tax Matters Partner will give the other Members not less than 15 days' prior written notice, delivered in accordance with <u>Section 13.01</u>, as to any action to be taken or of any decision not to take action with respect to any such material matter. Without limiting the generality of the foregoing, the Tax Matters Partner shall not take any action with respect to any material matter pursuant to Code §§ 6222 through 6234, including the extension of the period of limitations for making assessments pursuant to Code § 6229, which binds the Company or the Members other than the Tax Matters Partner without the consent of the other Members. The Tax Matters Partner will not make any federal, state, local or foreign tax elections without obtaining the prior consent of the other Members. If required, the Tax Matters Partner shall also be the "partnership representative" of the Company within the meaning of Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015) ("<u>PR</u>").

ARTICLE X
TRANSFERABILITY

Section 10.01. <u>General</u>. (a) No Member shall have the right to sell, assign, transfer, pledge, hypothecate, exchange or otherwise transfer for consideration (collectively, a "<u>Sale</u>"), or gift, bequeath or otherwise transfer for no consideration (whether or not by operation of law, except in the case of bankruptcy) (collectively, a "<u>Gift</u>") all or any part of its Interests, except in accordance with this <u>Article X</u>.

(b)   A Member may effect a Sale of its Interests, in part or in whole, to an Affiliate thereof and a Member may effect a Gift of its Interests, in part or in whole, to such member's spouse or lineal descendents (including adopted children).

(c)   Any Sale or Gift by a Member of its Interests, in part or in whole, that is not otherwise covered by <u>Section 10.01(b)</u> must first be unanimously approved by the Board of Directors.

(d)   In the event of either the Sale or a Gift of a Member's Interests pursuant to <u>Section 10.01(b)</u> or <u>(c)</u>, and as a condition to recognizing one or more of the effectiveness and binding nature of any such Sale or Gift and the substitution of a new Member as against the Company or otherwise, the Board of Directors may require the selling or gifting Member, as the case may be, and the proposed purchaser, donee or successor in interest, as the case may be, to execute, acknowledge and deliver to the Company such instruments of transfer, assignment and assumption and such other certificates, representations and documents, and to perform all such other acts which the Board of Directors may deem necessary or desirable to (i) constitute such purchaser as a Member, donee or successor-in-interest as such; (ii) confirm that the person desiring to acquire Interests in the Company and to be admitted as a Member has accepted, assumed and agreed to be subject and bound by all of the terms, obligations and conditions of this Agreement, as the same may have been further amended; (iii) preserve the Company after the completion of such sale, transfer, assignment, or substitution under the laws of each jurisdiction in which the Company is qualified, organized or does business; (iv) maintain the status of the Company as a partnership for federal tax purposes; and (v) assure compliance with any applicable state and federal laws including securities laws and regulations.

(e)   Any Sale or Gift of Interests and admission of a Member in compliance with this <u>Article X</u> shall be deemed effective as of the last day of the calendar month in which the Board of Directors consents thereto.

(f)   Any Member purporting to effect a Sale or a Gift of its Interests in violation of this <u>Article X</u> hereby agrees to indemnify, defend and hold harmless the Company and the other Members against any and all loss, damage, or expense (including, without limitation, tax liabilities or loss of tax benefits and reasonable accounting and legal expenses) arising directly or indirectly as a result of any transfer or purported transfer in violation of this <u>Article X</u>. Any purported Sale or Gift of Interests in violation of this <u>Article X</u> shall be null and void *ab initio*.

ARTICLE XI
ADDITIONAL MEMBERS

Section 11.01. Additional Members. A Person may become a Member of the Company (i) if such Person is unanimously approved by the Board of Directors and such Person makes the contribution that the Board of Directors so determines or (ii) as a transferee of a Sale or Gift effected in accordance with Article X. No new Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

ARTICLE XII
DISSOLUTION AND TERMINATION

Section 12.01. Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (i) the unanimous decision by the Board of Directors to dissolve the Company; (ii) at any time there are no Members of the Company, unless the Company is continued in accordance with the Delaware Act; or (iii) the entry of a decree of judicial dissolution of the Company in accordance with Section 18-802 of the Delaware Act. Dissolution of the Company shall be effective as of the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the Company's assets have been distributed as provided in Section 12.03 and the Delaware Act and the Certificate of Formation is cancelled as provided in the Delaware Act.

Section 12.02. Cancellation of Certificate of Formation. Upon the dissolution and completion of the winding-up of the Company, the Members shall cause the Certificate of Formation to be canceled in accordance with the provisions of Section 18-203 of the Delaware Act.

Section 12.03. Winding Up.

(a)   If an event occurs that results in a dissolution of the Company, then the Board of Directors shall appoint a liquidating trustee. The liquidating trustee shall proceed as promptly as practicable to wind up the affairs of the Company and distribute the assets thereof; provided, that the assets of the Company shall be liquidated in an orderly and businesslike manner so as not to obtain less than fair value therefor. A final accounting shall be made by the liquidation trustee and accountants shall review the final accounting and shall render their opinion with respect thereto.

(b)   As part of the winding up of the affairs of the Company, the following steps shall be taken in the following order:

(i)   The assets of the Company shall either be sold or, upon the approval of the Board of Directors, some or all of the assets of the Company may be retained by the Company for distribution to creditors of the Company and/or the Members as hereinafter provided.

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(ii) After allocations have been made for the final Fiscal Year or stub Fiscal Year pursuant to Section 8.01(a), as the case may be, the assets of the Company shall be distributed as follows: (A) First, to creditors of the Company, including Members and former Members who are creditors to the extent permitted by law, in satisfaction of debts, liabilities and obligations of the Company (whether by payment or establishment of reasonable reserves); (B) second, to Members, in satisfaction for any liabilities for distributions due under Section 8.01(b) but not yet paid to the Members; and (C) third, to the Members in accordance with Section 8.01(b).

(c) The distribution to a Member in accordance with the provisions of Section 12.03(b) constitutes a complete return of each Member's Capital Contribution.

(d) At no time during the term of the Company or upon dissolution and liquidation of the Company shall a Member with a deficit balance in its Capital Account have any obligation to the Company or to the other Members to restore such deficit balance except as may be required by law or in respect of any deficit balance resulting from a distribution made in contravention of this Agreement.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

Section 13.01. Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered to the party to whom the same is directed either personally, by facsimile, by email or, if sent by registered or certified mail, postage and charges prepaid, (i) if addressed to a Member, at such Member's address set forth in Exhibit A or such other address as the Member provides to each other Member and the Company from time to time and (ii) if addressed to the Company, at the Company's principal address set forth in Section 3.02 or such other address as the Company provides to each Member from time to time. Except as otherwise provided herein, any such notice shall be deemed to be given upon receipt.

Section 13.02. Governing Law. This Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Delaware, and specifically the Delaware Act.

Section 13.03. Amendments. This Agreement may not be amended except with the unanimous approval of the Members; provided, that this Agreement may not be amended without the consent of a particular Member if such Member (but not the other Members) would be adversely affected by such amendment and such Member is not treated in the same manner by such amendment as all other Members. Notwithstanding the foregoing, the Board of Directors shall take all actions necessary to amend Exhibit A hereto to reflect properly any additional Capital Contributions, changes in Interests and/or Sales or Gifts of Interests, in each case effected in accordance herewith.

Section 13.04. Miscellaneous. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa,

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and the masculine gender shall include the feminine and neuter genders and vice versa. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

[Signature Page to Follow on Next Page]

IN WITNESS WHEREOF, the undersigned Members have executed this Limited Liability Company Agreement of VITELLUS LLC as of the date first written above.

LEONARDO SESSA

_____

JESSE PRINCE

_____

EXHIBIT A
Members

As of February 1, 2017

Name & Address	Initial Capital Contributions	Additional Capital Contributions	Interests	Percentage Interest
Leonardo Sessa 132 E 43rd Street Suite #441 New York, NY 10017	$200,000	$0	500	50%
Jesse Prince 1 N 4th Place Apartment 27L Brooklyn, NY 11249	$0	$0	500	50%

EXHIBIT B

Tax Provisions

For purposes of interpreting and implementing the foregoing Limited Liability Company Agreement of Vitellus LLC, the following shall apply and shall be treated as part of the terms of this Agreement:

Part A. Definitions

(1)   Capitalized terms used but not defined in this Exhibit B have the meanings ascribed to such terms in this Agreement.

(2)   The following terms used in this Exhibit B and in this Agreement have the following meanings (unless otherwise expressly provided herein):

(a)   "Adjusted Deficit Capital Account" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the Taxable year, after giving effect to the following adjustments:

(i)   credit to such Capital Account of any amount which such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and (i)(5); and

(ii)   debit to such Capital Account of the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition of Adjusted Deficit Capital Account is intended to comply with Treasury Regulations Section 1.704-1(b)(2)(ii)(d), and shall be interpreted consistently with those regulations.

(b)   "Depreciation" means, for each Taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Taxable year, except that if the Gross Asset Value of an asset differs from its adjusted basis for United States federal income tax purposes at the beginning of such Taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the United States federal income tax depreciation, amortization, or other cost recovery deduction for such Taxable year bears to such beginning adjusted Tax basis; provided, that if the adjusted basis for United States federal income tax purposes of an asset at the beginning of such Taxable year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Directors.

(c)   "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for United States federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company after the date hereof shall be the gross fair market value of such asset at the time it is accepted by the Company, as determined by the Board;

(ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Directors, as of the following times: (a) the acquisition of an Interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution, or the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member or the issuance by the Company of a noncompensatory option (other than an option for a de minimis interest in the Company) (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest in the Company; and (c) immediately after the exercise of noncompensatory option (as defined in Treasury Regulation Section 1.721-2(f)); and (d) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Board of Directors reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board of Directors; and

(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and Part B(6) and Part D(3)(g) hereof; provided, that Gross Asset Values shall not be adjusted pursuant to this clause (iv) to the extent the Board of Directors reasonably determines that an adjustment pursuant to clause (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (i), (ii), or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses. The foregoing definition of Gross Asset Value is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and shall be interpreted and applied consistently therewith.

(d)   "Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

(e)   "Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

(f)   "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

(g)   "Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

(h)   "Partner Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(i)   "Partnership Minimum Gain" has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(j)   "Regulatory Allocations" has the meaning set forth in Part D(3)(h) of Exhibit B.

Part B. Adjustments to Net Profits and Losses

Net Profits and Net Losses shall be subject to the following adjustments:

(1)   Any income of the Company that is exempt from United States federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to the definition thereof shall be added to such Taxable income or loss;

(2)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to the definition thereof shall be subtracted from such Taxable income or loss;

(3)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to clauses (ii) or (iii) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(4)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for United States federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted Tax basis of such property differs from its Gross Asset Value;

(5)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such Taxable income or loss, there shall be taken into account Depreciation for such Taxable year, computed in accordance with the definition of Depreciation above;

(6)   To the extent an adjustment to the adjusted Tax basis of any Company asset pursuant to Code Section 734(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Interests, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and

shall be taken into account for purposes of computing Net Profits or Net Losses; and

(8)   Notwithstanding any other provision of the definition of Net Profits and Net Losses or of this Part B of this Exhibit B, any items which are specially allocated pursuant to Parts D(1) and D(3) of this Exhibit B shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Parts D(1) and D(3) of this Exhibit B shall be determined by applying rules analogous to those set forth in clauses (1) through (6) above.

Part C. Capital Accounts and Adjustments

(1)   The Capital Account of a Member who receives a distribution of a promissory note the maker of which is the Company and which is not readily traded on an established securities market shall not be decreased until such Member makes a Taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e)(2).

(2)   The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a Taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(2).

(3)   In determining the amount of any liability for purposes of Section 7.03, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and the Treasury Regulations.

(4)   The manner in which Capital Accounts are to be maintained pursuant to Section 7.03 and this Part C is intended to comply with the requirements of Code Section 704(b) and Treasury Regulations Section 1.704-1(b) promulgated thereunder. In the event the Board of Directors shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributions or distributed property or that are assumed by the Company or the Members) are computed in order to comply with Code Section 704(b) and Treasury Regulations Section 1.704-1(b), the Board of Directors may make such modification; provided, that it is not likely to have an adverse effect in any material respect on the amounts distributed to any Member pursuant to Section 12.03 upon the dissolution of the Company. The Board of Directors also shall (a) make any adjustments necessary or appropriate to maintain equality between the aggregate value of the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(q), and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

B-4

Part D. Special Allocation Provisions

(1)   Allocation of Net Losses. Except as otherwise required by the last sentence of this Part D(1) of this Exhibit B, no allocations of Net Losses shall be made pursuant to Section 8.03 if such allocation would cause such Member to have an Adjusted Deficit Capital Account. The amount of the loss, deduction, and/or Code Section 705(a)(2)(B) expenditure which would have caused a Member to have an Adjusted Deficit Capital Account shall instead be charged to the Capital Account of any Members which would not have an Adjusted Deficit Capital Account as a result of the allocation, in proportion to their positive Capital Accounts (after giving effect to the adjustments described in the definition of Adjusted Deficit Capital Account), or, if no such Members exist, then to the Members pro rata in accordance with their Percentage Interests.

(2)   General Allocation Rules.

(a)   Proportionate Share of Items. Unless otherwise required by this Agreement, all allocations of Net Profits and Net Losses shall be deemed to be comprised of a proportionate share of all items comprising such Net Profits and Net Losses.

(b)   For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board of Directors using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(c)   A Member's proportionate share of the "excess nonrecourse liabilities" of the Company shall be determined in accordance with Treasury Regulations Section 1.752-3(a)(3).

(d)   To the extent permitted by Treasury Regulations Section 1.704-2(h)(3), the Board of Directors shall endeavor to treat distributions as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Deficit Capital Account for any Member.

(e)   The Members are aware of the income tax consequences of the allocations made by Section 7.03 of this Agreement and this Exhibit B, and hereby agree to be bound by such provisions in reporting their shares of Company income and loss for income tax purposes. Except as otherwise required by Applicable Law, each Member agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company. Any Member failing to report consistently shall notify the IRS of the inconsistency as required by Applicable Law and shall reimburse the Company for any legal and accounting fees incurred by the Company in connection with any examination of the Company by Taxing Authorities with respect to the year for which the Member failed to report consistently.

(3)   Special Allocations.

(a)   If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase an Adjusted Deficit Capital Account of the Member, then items of Company income and gain (consisting of a *pro rata* portion of each item of Company income, including gross income, and gain for such year) shall be specially allocated to the Capital Account of the Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Deficit Capital Account so created as quickly as possible; provided, however, that an allocation pursuant to this Part D(3)(a) shall be made only if and to the extent that such Member would have an Adjusted Deficit Capital Account after all other allocations provided for in this Part D and Section 8.03 have been tentatively made as if this Part D(3)(a) were not in this Agreement. It is the intent that this Part D(3)(a) be interpreted to comply with the alternate test for economic effect set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(b) If any Member would have a deficit Capital Account at the end of any Company Taxable year which is in excess of the sum of (i) the amount that the Member is obligated to restore to the Company under Treasury Regulations Section 1.704-1(b)(2)(ii)(c) and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Member shall be specially allocated items of Company income (including gross income) and gain in the amount of the excess as quickly as possible; provided, that an allocation pursuant to this Part D(3)(b) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Part D and Section 8.03 of this Agreement have been made as if Part D(3)(a) hereof and this Part D(3)(b) were not in this Agreement.

(c) Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Part D or Section 7.03 of this Agreement, if there is a net decrease in Partnership Minimum Gain during any Taxable year, each Member shall be specially allocated items of Company income and gain for such Taxable year (and, if necessary, subsequent Taxable years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Part D(3)(c) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(d) Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Part D or Section 7.03, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Taxable year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Taxable year (and, if necessary, subsequent Taxable years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury

Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Part D(3)(d) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e) Nonrecourse Deductions for any Taxable year shall be specially allocated to the Members in proportion to their Percentage Interests.

(f) Any Partner Nonrecourse Deductions for any Taxable year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) To the extent an adjustment to the adjusted Tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member in accordance with its interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h) The allocations set forth in Part D(1) and Part D(3)(a), (b), (c), (d), (e), (f) and (g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible and to the extent not inconsistent with Code Section 704, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Part D(3)(h). Therefore, notwithstanding any other provision of Section 7.03 or this Exhibit B (other than the Regulatory Allocations), the Board of Directors shall make such offsetting special allocations of Company income, gain, loss or deduction so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 7.03. In exercising its discretion under this Part D(3)(h), the Board of Directors shall take into account future Regulatory Allocations under Part D(3)(c) and (d) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Part D(3)(e) and (f).

(i) Reversals. Allocations to reverse prior allocations pursuant to Part D(3)(h) shall reverse the earliest such prior allocations first, and, if prior allocations arising in the same Taxable year that are subject to reversal exceed the current Taxable year allocations that remain to reverse prior allocations, such remaining current Taxable year allocations shall be deemed to reverse such prior allocations for each Member *pro rata* in accordance with such Member's prior Taxable year allocations.

Part E. Tax Allocations

(a) Allocation of Taxable Income and Tax Losses. Except as provided in Part E(b) of this Exhibit B, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated for book purposes in Parts C and D.

(b) Section 704(c) and Reverse Section 704(c) Allocations.

(i) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for Tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for United States federal income tax purposes and its initial Gross Asset Value. Any elections or decisions relating to such allocations shall be determined by the Board and shall be made using the traditional method under Treasury Regulations Section 1.704-3.

(ii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) of the definition thereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for United States federal income tax purposes and its Gross Asset Value in the manner provided in Treasury Regulations Section 1.704-3(a)(6) using any reasonable method consistent with the principles of Code Sections 704(b) and (c).

(iii) Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Part E are solely for purposes of United States federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Agreement.

FIRST AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
HAPPYNEST HOLDINGS LLC

This First Amendment ("Amendment") to the Limited Liability Company Agreement of HappyNest Holdings (the "Company") dated as of February 1, 2017 (the "Initial LLC Agreement") is entered into as of this 18th day of August, 2020 by and between the Company and the Members on Schedule A attached hereto (collectively, the "Members" and each, individually, a "Member").

WITNESSETH:

WHEREAS, the Company was formed on February 1, 2017 as a Delaware limited liability company under the original name of Vitellus LLC, pursuant to the Delaware Limited Liability Company Act, as it may be amended from time to time (the "Act"); and

WHEREAS, on April 6, 2020 a Certificate of Amendment to the Certificate of Formation was filed with the Delaware Secretary of State, changing the name of the Company from Vitellus LLC to HappyNest Holdings LLC; and

WHEREAS, the Members desire to amend the Initial LLC Agreement to, among other things, reflect and confirm the ownership of membership interests of the Company and provide for the creation and issuance of profits interests that have been awarded to certain of the Company's employees and consultants.

NOW THEREFORE, in consideration of the premises and the agreements herein contained and intending to be legally bound hereby, the Members hereby agree as follows:

1. Amendments.

   a. Schedule A of the Initial LLC Agreement shall be amended, replaced and superseded by the form of Schedule A attached to this Amendment as Exhibit A

   b. All references in the Initial LLC Agreement to the Company shall be replaced with, defined as and mean "HappyNest Holdings, LLC."

   c. Section 1.01 of the Initial LLC Agreement shall be amended to include the following definition:

   "Profits Interest" shall mean an Interest that has been issued to an employee or consultant of the Company as consideration for services under a grant or award agreement. A Profits Interest shall be treated in the same manner as any other Interest for all purposes under this Agreement except (i) the holder of an Interest that is a Profits Interest shall not be entitled to vote on any matter requiring the approval or consent of the Members as provided for in this

Agreement; (ii) no Capital Account will be maintained for the holder of an Interest that is a Profits Interest; (iii) as provided for in the grant or award agreement that granted such Profits Interest; (iv) as provided for elsewhere in this Agreement.

    d. Section 7.01 shall be deleted and replaced with the following:

"Section 7.01 Members' Capital Contributions. The Members shall contribute such cash, property or services as is set forth on Exhibit A hereto as their Capital Contributions."

    e. Section 4.08 of the Initial LLC Agreement shall be deleted in its entirety and replaced with the following:

"Section 4.08 Priority and Return of Capital. Members who have made a Capital Contribution shall be entitled to a priority in distributions, whether upon a Liquidation Event, Deemed Liquidation Event or otherwise, until such Members have received a return of 100% of their Capital Contributions, all in the manner set forth in Section 8.01(b)."

    f. Section 8.01(b) shall be deleted and replaced with the following:

"(b) Without prejudice to Section 8.01(a), subject to the remainder of this Article VIII, the Company shall from time to time, upon obtaining approval therefor from the Board of Director, distribute all or any portion of available cash to the Members, as follows: (i) first, seventy percent (70%) of such distributions shall be made to the Members who have made a Capital Contribution (including an Initial Member, to the extent of such Initial Member's Capital Contribution, if any), and thirty percent (30%) of such distributions shall be made to the Initial Members and Members holding a Profits Interest, in accordance with each such Member's respective Percentage Interest, *pari passu* and *pro rata*, until such time as each of the Members who has made a Capital Contribution has received a return of 100% of such Member's Capital Contribution; and (ii) thereafter, 100% of such distributions shall be made to each Member (including Members who have made a Capital Contribution, Initial Members and the holders of a Profits Interest) in accordance with each such Member's respective Percentage Interest, *pari passu* and *pro rata*."

2. **Full Force and Effect**. Except as otherwise expressly provided for in this Amendment, all of the terms and conditions of the Initial LLC Agreement shall

continue in full force and effect. This Amendment is limited as written and shall not be deemed to be an amendment, modification or supplement of, or a consent to or waiver of any other term or condition of the Initial LLC Agreement or any other document.

3. **Conflict**. In the event of any conflict between the terms and conditions of this Amendment and the Initial LLC Agreement, this Amendment shall govern and prevail in all respects.

4. **Effect of Amendment**. From and after the date of this Amendment, any reference to the Initial LLC Agreement shall be deemed to be a reference to the Initial LLC Agreement as amended by this Amendment.

5. **Binding Effect; Execution**. Except as otherwise provided in this Amendment, every covenant, term, and provision of this Amendment shall be binding upon and inure to the benefit of the Member and its respective heirs, legatees, legal representatives, successors, transferees, and permitted assigns. This Amendment may be executed in one or more counterparts which, taken together, shall constitute one and the same instrument. Execution and delivery of this Amendment may be evidenced by facsimile or e-mail transmission.

6. **Headings**. Section and other headings contained in this Amendment are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, of intent of this Amendment or any provision hereof.

[Signature pages follow]

HF 12888086v.3

IN WITNESS WHEREOF, THE UNDERSIGNED Members have executed, and thereby approved and consented to the adoption of, this First Amendment to the Limited Liability Company Agreement of HappyNest Holdings LLC as of the date first written above.

DocuSigned by: Leonardo Sessa 8/18/2020
19B1A6591230489...
LEONARDO SESSA

DocuSigned by: Jesse Prince 8/18/2020
5D56D65BD6184C4...
JESSE PRINCE

DocuSigned by: 8/18/2020
4B1DA7A75087464...
SCOTT JAFFE

DocuSigned by: Tracy Carlinsky 8/18/2020
52C28C27C7E040E...
TRACY CARLINSKY

DocuSigned by: Mitchell Carlinsky 8/18/2020
19AC2A9942C84F6...
MITCH CARLINSKY [and JANICE]

LEONARD SESSA FAM TR
FBO JACKSON SESSA

By: DocuSigned by: Leonard Sessa 8/19/2020
D149D29FF8D347E...
Leonard Sessa

LOGO ENTERPRISES AND
DEVELOPMENT LLC

By: DocuSigned by: Lindsay Ornstein 8/18/2020
EC257AF8F51B4B1...
Lindsay Ornstein

4

<center>

SECOND AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
HAPPYNEST HOLDINGS LLC

</center>

This Second Amendment ("Second Amendment") to the Limited Liability Company Agreement of HappyNest Holdings LLC dated as of February 1, 2017 (the "Initial LLC Agreement"), amended as of July 20, 2020 (the "First Amendment") (the Initial LLC Agreement as amended by the First Amendment and this Second Amendment being collectively referred to as the "LLC Agreement"), is entered into as of November 23, 2020 by and between the HappyNest Holdings LLC (the "Company") and the Members on Schedule A attached hereto (collectively, the "Members" and each, individually, a "Member").

<center>

W I T N E S S E T H:

</center>

WHEREAS, by Unanimous Consent in Lieu of a Meeting in accordance with Section 4.04 of the LLC Agreement the Members have consented and agreed to increase the number of Directors on the Board of Directors (the "Board") and appoint a new Director to the Board; and

WHEREAS, the Board is desirous of amending Schedule A to the LLC Agreement in order to reflect and confirm the ownership of membership interests of the Company as of the date hereof;

NOW THEREFORE, in consideration of the premises and the agreements herein contained and intending to be legally bound hereby, the Members hereby agree as follows:

1. Amendments.

   a. Schedule A of the Initial LLC Agreement shall be amended, replaced and superseded by the form of Schedule A attached to this Amendment as Exhibit A

   b. Section 5.02(b) of the LLC Agreement shall be deleted in its entirety and replaced with the following:

      "(b) Number of Directors. The Number of Directors shall be three (3), which number may be increased or decreased by the Members from time to time pursuant to a vote or written consent in accordance with Article IV."

   c. Section 5.02(c)(i) of the Initial LLC Agreement shall be deleted in its entirety and replaced with the following:

      "(i) The Directors shall be appointed by the Members in accordance with Section 4.03 or 4.04, as applicable. Jesse Prince, Leonardo Sessa and Peter Siegel are the current Directors of the Company. Each Director

<center>

1

</center>

shall serve on the Board until his successor is duly appointed and qualified or until his or her earlier death, resignation or removal."

2. **Full Force and Effect**. Except as otherwise expressly provided for in this Second Amendment, all of the terms and conditions of the Initial LLC Agreement, as amended by the First Amendment, shall continue in full force and effect. This Second Amendment is limited as written and shall not be deemed to be an amendment, modification or supplement of, or a consent to or waiver of any other term or condition of the Initial LLC Agreement, as amended by the First Amendment, or any other document.

3. **Conflict**. In the event of any conflict between the terms and conditions of this Second Amendment and the Initial LLC Agreement, as amended by the First Amendment, this Second Amendment shall govern and prevail in all respects.

4. **Effect of Amendment**. From and after the date of this Second Amendment, any reference to the Initial LLC Agreement shall be deemed to be a reference to the Initial LLC Agreement, as amended by the First Amendment and this Second Amendment.

5. **Binding Effect; Execution**. Except as otherwise provided in this Second Amendment, every covenant, term, and provision of this Second Amendment shall be binding upon and inure to the benefit of the Members and each of its respective heirs, legatees, legal representatives, successors, transferees, and permitted assigns. This Second Amendment is deemed to have been duly executed by each Member's execution of the Unanimous Written Consent in Lieu of a Meeting regarding the amendments above.

6. **Headings**. Section and other headings contained in this Second Amendment are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, of intent of this Second Amendment or any provision hereof.

THIRD AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT
OF
HAPPYNEST HOLDINGS LLC

This Third Amendment ("Third Amendment") to the Limited Liability Company Agreement of HappyNest Holdings LLC dated as of February 1, 2017 (the "Initial LLC Agreement"), amended as of July 20, 2020 (the "First Amendment") and as of November 23, 2020 (the "Second Amendment") (the Initial LLC Agreement as amended by the First Amendment the Second Amendment and this Third Amendment being collectively referred to as the "LLC Agreement"), is entered into as of ___6/21/2022___ by and between the HappyNest Holdings LLC (the "Company") and the Members on Schedule A attached hereto (collectively, the "Members" and each, individually, a "Member").

W I T N E S S E T H:

WHEREAS, by Unanimous Consent in Lieu of a Meeting in accordance with Section 4.04 of the LLC Agreement the Members have consented and agreed to increase the number of Directors on the Board of Directors (the "Board") and appoint a new Director to the Board; and

WHEREAS, the Board is desirous of amending Schedule A to the LLC Agreement in order to reflect and confirm the ownership of membership interests of the Company as of the date hereof;

NOW THEREFORE, in consideration of the premises and the agreements herein contained and intending to be legally bound hereby, the Members hereby agree as follows:

1.   Amendments.

a. Schedule A of the LLC Agreement shall be amended, replaced and superseded by the form of Schedule A attached to this Amendment as Exhibit A

b. Section 5.02(b) of the LLC Agreement shall be deleted in its entirety and replaced with the following:

"(b)   Number of Directors. The Number of Directors shall be four (4), which number may be increased or decreased by the Board, from time to time, in accordance with Section 5.02(c)."

c. Section 5.02(c)(i) of the LLC Agreement shall be deleted in its entirety and replaced with the following:

"(i)   The Directors shall be appointed by the Board in accordance with this Section 5.02(c). Jesse Prince, Leonardo Sessa, Peter Siegel and a Director (the "Pasadena Director") to be designated by Pasadena

1

Private Equity Fund I, LP (the "Pasadena Member") are the current Directors of the Company, provided, however, that the Pasadena Director shall be automatically removed from the Board, and the right of the Pasadena Member to designate the Pasadena Director or appoint a successor, shall immediately and automatically terminate at such time, if ever, that the Pasadena Member (or its permitted successor-in-interest pursuant to Article X) no longer holds an Interest. Each Director shall serve on the Board until a successor is duly appointed and qualified or until his or her earlier death, resignation or removal."

d. Section 5.02(c)(ii) of the LLC Agreement shall be deleted in its entirety and replaced with the following:

"(ii)   Vacancies and newly created positions on the Board of Directors resulting from any increase in the authorized number of Directors shall be filled by the Board of Directors."

e   Section 5.02(c)(iii) of the LLC Agreement shall be amended by deleting the last sentence in its entirety and replacing it with the following:

"A Director may be removed at any time for any reason upon the approval of Members holding at least a majority of the issued and outstanding Interests."

f.   Section 5.02(d) of the LLC Agreement shall be deleted in its entirety and replaced with the following:

"(d) Quorum and Vote Required for Action. A majority of Directors constitutes a quorum of the Board of Directors for transaction of business, and every act or decision done or made with approval of a majority of the Directors present at a meeting duly held at which quorum is present shall be the act of the Board of Directors. In the event the number of Directors is an even number, any deadlock among the Directors shall be determined by the written consent or affirmative vote of Members holding at least a majority of the issued and outstanding Interests, which consent or affirmative vote may be obtained by written consent of such majority of the issued and outstanding Interests, notwithstanding the provisions of Section 4.04."

g.   Section 5.03(g) of the LLC Agreement shall be deleted in its entirety and replaced with the following:

"(g) Written Consent of Directors in Lieu of Meeting. Any action that the Directors may take at a meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is

signed by the Directors required to authorize or consent to such action pursuant to Section 5.02(d).”

h. Section 13.03 of the LLC Agreement shall be deleted in its entirety and replaced with the following:

“Section 13.03. Amednments. This Agreement may not be amended except with the written consent or affirmative vote of Members holding at least a majority of the issued and outstanding Interests, which consent or affirmative vote may be obtained by written consent of such majority of the issued and outstanding Interests, notwithstanding the provisions of Section 4.04, and by the approval of the Board of Directors pursuant to Article V.”

2. **Full Force and Effect**. Except as otherwise expressly provided for in this Third Amendment, all of the terms and conditions of the Initial LLC Agreement, as amended by the First Amendment and the Second Amendment, shall continue in full force and effect. This Third Amendment is limited as written and shall not be deemed to be an amendment, modification or supplement of, or a consent to or waiver of any other term or condition of the Initial LLC Agreement, as amended by the First Amendment and the Second Amendment, or any other document.

3. **Conflict**. In the event of any conflict between the terms and conditions of this Third Amendment and the Initial LLC Agreement, as amended by the First Amendment and the Second Amendment, this Third Amendment shall govern and prevail in all respects.

4. **Effect of Amendment**. From and after the date of this Third Amendment, any reference to the Initial LLC Agreement shall be deemed to be a reference to the Initial LLC Agreement, as amended by the First Amendment, the Second Amendment and this Third Amendment.

5. **Binding Effect; Execution**. Except as otherwise provided in this Third Amendment, every covenant, term, and provision of this Third Amendment shall be binding upon and inure to the benefit of the Members and each of its respective heirs, legatees, legal representatives, successors, transferees, and permitted assigns. This Third Amendment is deemed to have been duly executed by each Member’s execution of the Unanimous Written Consent in Lieu of a Meeting regarding the amendments above.

6. **Headings**. Section and other headings contained in this Third Amendment are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, of intent of this Third Amendment or any provision hereof.

[Signature pages follow]

IN WITNESS WHEREOF, THE UNDERSIGNED Members have executed, and thereby approved and consented to the adoption of, this Third Amendment to the Limited Liability Company Agreement of HappyNest Holdings LLC as of the date first written above.

DocuSigned by:
By:________________________
5D56D65BD6184C4...
Jesse Prince

DocuSigned by:
By:________________________ Leonardo Sessa
C09362B8854F4A1...
Leonardo Sessa

DocuSigned by:
By:________________________ SCOTT JAFFEE
4B1DA7A75087464...
Scott Jaffee

DocuSigned by:
By:________________________ Leonard Sessa
D149D29FF8D347E...
"Leonard Sessa FAM TR FBO Jackson Sessa"
Managing Member: Leonard Sessa

DocuSigned by:
By:________________________ Lindsay Ornstein
EC257AF8F51B4B1...
"LOGO Enterprises and Development LLC"
Managing Member: Lindsay Ornstein

DocuSigned by:
By:________________________ Tracy Carlinsky
52C28C27C7E040E...
Tracy Carlinsky

DocuSigned by:
By:________________________ Mitchell Carlinsky
19AC2A9942C84F6...
Mitch Carlinsky
Representing: Mitch and Janice Carlinsky

DocuSigned by:
By:________________________ Peter Siegel
3A3EA6CF207D45A...
"P Siegel Family Limited Partnership"
Managing Member: Peter Siegel

DocuSigned by:
By:________________________ Jennifer Lansden
5A1ABA1AD3D8481...
"Pixel Invest, Inc."
Managing Member: Jennifer Lansden

DocuSigned by:
By:________________________ JASON KRA
914F1E8B708949A...
Jason Kra

DocuSigned by:
By:________________________
14F923D5FD2F4AD...
Edward Greaney

DocuSigned by:
By:________________________ Karl Pfeil III
CD30CF9B941F4AE...
Karl Pfeil III

DocuSigned by:
By:________________________ Fred Beans
62BA219917ED47C...
Fred Beans

DocuSigned by:
By:________________________
86068D75C6A3419...
Steven Leven

DocuSigned by:
By:________________________ Mark Foster Michelson
9FBD4009F05D497...
Mark Foster Michelson

By: _____
Gabriele DeWitt
Representing: Gabriele and Aida DeWitt

By: _____
Marc Fein

By: _____
Casey Bump

By: _____
Bill Bergolin

By: _____
"RWA Holdings Inc."
Managing Member: Bob Allbright

By: _____
John M Buttine
Representing: John M & Bonita C Buttine

By: _____
"Brian E. Miller Revocable Trust"
Managing Member: Brian Miller

By: _____
"Lincoln IRA LLC"
Managing Member: Mary Beth Ryan

By: _____
Stuart B. Shaw

By: _____
Seth Horowitz
Representing: Dayna & Seth Horowitz

By: _____
Jennifer S. Robinson

By: _____
"Bernhard Kobak LLC"
Managing Member: Eric Derector

By: _____
"The Eric Altmann Revocable Family Trust"
Managing Member: Eric Altman

By: _____
David Mcburney Moffat

By: _____
"Pasadena Private Equity Fund 1 LP"
Managing Member: Craig R Colbath